UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number: 001-38261

Kaixin Auto Holdings

(Registrant’s name)

5/F, North Wing

18 Jiuxianqiao Middle Road

Chaoyang District, Beijing

People’s Republic of China

100016

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

Change in Chief Financial Officer

On August 26, 2019, Kaixin Auto Holdings (the “Company”) announced that it has appointed Ms. Yi “Lucy” Yang as its Chief Financial Officer, effective immediately. Ms. Yang will succeed Mr. Thomas Jintao Ren, who will continue to serve as chief financial officer of Renren Inc. (NYSE: RENN).

Exhibits.

Number	Description
99.1	News Release, dated August 26, 2019, titled Kaixin Auto Holdings Appoints New Chief Financial Officer.

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KAIXIN AUTO HOLDINGS

Date: August 26, 2019	By:	/s/ Yi Yang
	Name:	Yi Yang
	Title:	Chief Financial Officer